Exhibit 3.1

Amendment to the Bylaws of Ignyta, Inc.

Section I.01 of the Bylaws of Ignyta, Inc., a Nevada corporation (the “Corporation”) is hereby amended to read in its entirety as follows:

“The annual meeting of the shareholders of this Corporation, for the purpose of election of Directors and for such other business as may come before it, shall be held at the registered office of the Corporation, or at such other place, either within or without the State of Nevada, as may be selected by the Board of Directors, and on such day and at such time as may be selected by the Board of Directors.”